ISSUER FREE WRITING PROSPECTUS
Dated November 29, 2011
Filed Pursuant to Rule 433
Registration No. 333-170298

AMERICAN REALTY CAPITAL TRUST III, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust III, Inc. (the “Company”) filed a registration statement on Form S-11 (including the prospectus dated March 31, 2011) with the SEC on November 3, 2010 and the registration statement became effective on March 31, 2011. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus and supplements thereto are available on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1503828/000114420411064595/v240532_424b3.htm, http://www.sec.gov/Archives/edgar/data/1503828/000114420411056842/v236662_424b3.htm, http://www.sec.gov/Archives/edgar/data/1503828/000114420411051643/v234321_424b3.htm, http://www.sec.gov/Archives/edgar/data/1503828/000114420411048785/v232883_424b3.htm, http://www.sec.gov/Archives/edgar/data/1503828/000114420411045349/v230920_424b3.htm and http://www.sec.gov/Archives/edgar/data/1503828/000114420411019516/v217164_424b3.htm. Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-877-373-2522.

The Company issued the following press release on November 29, 2011:

CONTACTS

From: Anthony J. DeFazio DeFazio Communications, LLC tony@defaziocommunications.com Ph: (484-532-7783)	For: Brian S. Block, EVP & CFO American Realty Capital Trust III, Inc. bblock@arlcap.com Ph: (212-415-6500)

FOR IMMEDIATE RELEASE

American Realty Capital Trust III Acquires Five

Dollar General Stores and Two Walgreens Pharmacies

New York, NY, November 29, 2011 – American Realty Capital Trust III, Inc. (the “Company”) announced that on November 22, 2011, the Company closed on five freestanding, single-story Dollar General stores for an aggregate purchase price of approximately $4.5 million. In addition, on November 18, 2011 and November 28, 2011, the Company closed on two Walgreens drug stores for an aggregate purchase price of approximately $13.1 million. These acquisitions increase the total size of the Company’s portfolio to $51.4 million. The acquisitions total approximately 72,175 square feet, and are 100% leased to seven tenants.

The five freestanding, single-story Dollar General stores are located in Missouri (Licking, King City, Stanberry, Conway and Auxvasse). The properties total approximately 45,000 square feet. All of the triple net leases for the properties have a 15-year term, and the weighted average remaining term of all leases is approximately 14.1 years.

The Walgreens drug store acquired on November 18, 2011, is located in Maplewood, New Jersey, and consists of a freestanding one-story building totaling approximately 12,175 square feet that was built in 2011. The property is 100% leased to Walgreen Eastern Co., Inc. The lease is guaranteed by Walgreen Co. (NYSE: WAG), which carries an investment grade credit rating. The property has been 100% leased to the tenant since October 2011. The triple net tenant lease for the property has a term of 75 years; however the tenant has the option to terminate the lease after 25 years in October 2036.

The Walgreens drug store acquired on November 28, 2011, is located in Stevensville, Michigan, and consists of a freestanding one-story building totaling approximately 15,000 square feet that was built in 2007. The property is 100% leased to Walgreen Co. The property has been 100% leased to the tenant since October 2007. The triple net tenant lease for the property has a term of 75 years; however, the tenant has the option to terminate the lease after 25 years in October 2032.

American Realty Capital Trust III, Inc. is a publicly registered, non-traded real estate investment program.

To arrange interviews with executives of American Realty Capital Trust III, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.

###